SO 9/6/05


05041821


SEC MAIL PROCESSING SECTION
RECEIVED
AUG 2005
WASH, D.C.
192

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33674

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 06/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COHMAD SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

885 THIRD AVENUE
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARCIA B. COHN 212-230-2480
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI & GRUMER LLP
(Name – *if individual, state last, first, middle name*)

ONE BATTERY PARK PLAZA	NEW YORK	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 12 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARCIA B. COHN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COHMAD SECURITIES CORPORATION, as of JUNE 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSALIE BUCCELLATO
NOTARY PUBLIC, STATE OF NEW YORK
No. 01BU6067387
QUALIFIED IN NASSAU COUNTY
MY COMMISSION EXPIRES DEC. 10, 2005

Rosalie Buccellato
Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
AUG 26 2005
WASH. D.C. 192
SECTION

COHMAD SECURITIES CORPORATION

REPORT ON STATEMENT OF FINANCIAL CONDITION

AS OF JUNE 30, 2005

INDEX



KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors and Shareholders of Cohmad Securities Corporation:

We have audited the accompanying statement of financial condition of Cohmad Securities Corporation (the "Company") as of June 30, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Cohmad Securities Corporation as of June 30, 2005 in conformity with accounting principles generally accepted in the United States of America.

July 29, 2005 Kaufmann, Gallucci + Grumer LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

COHMAD SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2005

ASSETS

Cash	$ 22,907
Receivable from clearing organization	3,279,798
Securities owned:	
Marketable, at market value	458,593
Not readily marketable, at estimated fair value	5,909
Furniture and equipment, net of accumulated depreciation of $29,538	3,073
Prepaid expenses and other assets	48,512
TOTAL ASSETS	$ 3,818,792

LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts payable and accrued expenses	$ 1,634,054
Dividends declared	10,000
TOTAL LIABILITIES	1,644,054
Commitments	
Shareholders' equity:	
Common stock - no par value; authorized, 200 shares; issued and outstanding, 100 shares	500,000
Retained earnings	1,674,738
TOTAL SHAREHOLDERS' EQUITY	2,174,738
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 3,818,792

The accompanying notes are an integral part of this financial statement.

COHMAD SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2005

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Cohmad Securities Corporation (the "Company"), incorporated under the laws of the State of New York, is a registered broker-dealer with the Securities and Exchange Commission. The Company is also a member of the National Association of Securities Dealers, Inc.

The Company conducts business primarily with other broker-dealers that are located in the New York City metropolitan area on behalf of its customers and for its own proprietary accounts.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records commission revenue and expense on a settlement date basis, generally the third business day following the transaction date. Revenues and expenses would not be materially different if reported on a trade date basis. Securities owned, consisting primarily of government, equity and municipal securities, are stated at quoted market values.

Depreciation was computed using the straight-line method over the estimated useful lives of the assets.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of June 30, 2005, and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from those estimates.

NOTE 3 - BROKERAGE ACTIVITIES

The Company clears all securities transactions through another broker-dealer on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis.

NOTE 4 - INCOME TAXES

For income tax purposes, the shareholders have elected that the Company be treated as an "S" corporation under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for Federal income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholders. The provision for income taxes represents primarily

NOTE 4 - CONTINUED

State and local taxes for the year ended June 30, 2005. The Company files its tax returns on a calendar year basis.

NOTE 5 - RELATED PARTY TRANSACTIONS AND REVENUES

The Company provides brokerage services to an entity owned by a minority shareholder of the Company for which it received fees totaling $7,071,000, which was approximately 90% of the Company's net revenues for the year ended June 30, 2005. The Company shares office space and equipment with this entity for which the Company paid approximately $90,000. The Company also reimbursed the entity for certain general and administrative expenses incurred on behalf of the Company in the amount of approximately $30,000.

NOTE 6 - COMMITMENTS

The Company had an operating lease for office space in Boston, Massachusetts which was to expire in January, 2010. In August 2005, the Company closed that office and had the lease assigned to a third party with no unfavorable outcome to the Company. Subsequent to June 30, 2005, the Company paid approximately $9,000 in rent under the terms of the lease. Closing the office will not have a material impact on the continuing operations of the Company.

NOTE 7 - CONCENTRATION OF CREDIT RISK

The Company's cash and securities owned that are held in accounts at its clearing broker are subject to the credit risk of the clearing broker.

NOTE 8 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that Net Capital, as defined be at least the greater of $100,000 or one fifteenth of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of June 30, 2005, the Company had net capital of approximately $2,105,000, which exceeded requirements by approximately $1,995,000. The Company's net capital ratio was 0.78 to 1.